AB 9/5

[redacted]

SECUR 08032498 'OMMISSION
19

QMB APPROVAL	
QMB Number.	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: CS Capital Strategies Financial Group, Inc.
FIVEX SECURITIES, INC

OFFICAL USE ONLY
FIRM ID. NO.

PROCESSED
SEP 08 2008
THOMSON REUTERS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, Suite 1100
(No. and Street)

Orlando (City) Florida (State) 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State 436, Suite 300, Altamonte Springs (Address and City) Florida (State) 32714 (Zip Code)

SEC
Mail Processing
Section
SEP 02 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Ed Cofrancesco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or CS Capital Strategies Financial Group, Inc., as of June 30 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

E. Cofrancesco
Signature

President
Title

Shelby J. Smith
Public Notary

Notary Public State of Florida
Shelby Jean Smith
My Commission DD594878
Expires 09/13/2010

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008

TABLE OF CONTENTS

	Page
Report of Independent Certified Public Accountant	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Information:	
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	10
Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption Under SEC Rule 15c3-3	11-12

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountant

Board of Directors
CS Capital Strategies Financial Group, Inc.

We have audited the accompanying statement of financial condition of CS Capital Strategies Financial Group, Inc. as of June 30, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CS Capital Strategies Financial Group, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital, calculation of aggregate indebtedness and report on internal control are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

August 27, 2008

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

Assets

Cash and cash equivalents	$	70,745
Clearing deposit with clearing broker		15,409
	$	86,154

Liabilities and Stockholders' equity

Liabilities:		
Due to clearing broker		46,557
Due to seller		15,409
Accounts payable and accrued expenses		3,000
Due to related party		15,565
Total liabilities		80,531
Stockholders' equity:		
Common stock, par value $0.01, 100,000 shares authorized, 7,500 issued and outstanding		75
Retained earnings		5,548
Total stockholders' equity		5,623
	$	86,154

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2008

Revenues:	
Brokerage revenues	$ 620,318
Management and consulting revenues	50,376
Interest and dividends	3,855
Other	65,262
Total revenue	739,811
Expenses:	
Commissions	417,043
Clearing and execution costs	27,877
Other brokerage fees	16,985
Wages and payroll taxes	150,119
Telephone and communications	11,532
Occupancy	66,767
Other operating costs	57,604
Total expenses	747,927
Net Income	$ (8,116)

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2008

	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at July 1, 2007	7,500	$ 75	$ 46,430	$ 80,451	$ 126,956
Dividends	-	-	(46,430)	(66,787)	(113,217)
Net income	-	-	-	(8,116)	(8,116)
Balance at June 30, 2008	7,500	$ 75	$ -	$ 5,548	$ 5,623

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

Cash flows from operating activities:	
Net loss	$ (8,116)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	3,467
Increase or decrease in assets and liabilities:	
Increase in due from clearing broker	(4)
Decrease in security deposits	6,169
Increase in due to clearing broker	46,557
Decrease in accounts payable and accrued expenses	(437)
Decrease in payroll and payroll taxes	(12,998)
Decrease in federal and state taxes	(4,500)
Decrease in commissions payable	(92,333)
Total cash provided by operating activities	(62,195)
Cash flows from investing activities:	
Purchase of equipment	(849)
Total cash used in investing activities	(849)
Cash flows from financing activities:	
Lease payments	(1,292)
Due to seller	15,409
Due related party	15,565
Dividends	(106,192)
Total cash used in financing activities	(76,510)
Net decrease in cash	(139,554)
Cash and cash equivalents at beginning of year	210,299
Cash and cash equivalents at end of year	$ 70,745
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 172
Cash paid during the year for income taxes	$ -

Non-cash distribution of property and equipment was $7,025.

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business – CS Capital Strategies Financial Group, Inc. (the "Company") was incorporated in 1980 under the laws of the State of Florida. The Company is registered with the Securities and Exchange Commission under the Securities Act of 1934 and the State of Florida as a broker-dealer, and is a member of the National Association of Securities Dealers. The Company is an introducing broker-dealer and clears all of its securities transactions with and for customers on a fully disclosed basis through Pershing, LLC (the "Clearing Broker"). On May 31, 2008, the shareholders of the Company sold 100% of the stock of the Company to another broker-dealer. See Note 2 for more details.

Revenue and expense recognition – The revenues of the Company are derived primarily from commissions earned on securities transactions, investment management fees charged on managed investment funds, commissions on the sale of annuities, and fees on merger and acquisition services. Securities transactions and corresponding expenses (including commissions) are recorded on a trade date basis. All other revenue is recorded when received.

Computation of Customer Reserve – The Company is exempt from customer reserve requirements and providing information relating to the possession and control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Commission Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Cash and cash equivalents – Cash and cash equivalents consist of amounts held in a bank accounts, money market funds, and cash balances held by the Clearing Broker. Cash in bank accounts and cash and money market funds held by Clearing Broker at June 30, 2008, were $70,745.

Property and equipment – Property and equipment are carried at cost. Depreciation is provided on the straight-line basis for financial statement presentation and double declining balance method for tax purposes over the assets estimated useful lives, which is estimated from two to seven years.

Income taxes – The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The type of temporary differences between tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

Liabilities subordinated to claims of general creditors – There are no borrowings under subordination agreements as of June 30, 2008.

Fair value of financial instruments – All of the Company's financial assets and liabilities are carried at fair market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SALE OF STOCK

The shareholders of the Company (the "Selling Shareholders") entered into a Purchase and Sales Agreement (the "Agreement) to sell 100% of the stock to another broker-dealer (the "Purchaser") on February 13, 2008. The sale was closed on May 31, 2008. As of May 31, 2008, all of the property and equipment of the Company (fixed assets) were distributed to the Selling Shareholders. The Purchaser managed the Company during June 2008 and as of July 1, 2008 ceased all operations and transferred the remaining assets to the Purchaser's corporation.

3. RELATED PARTY TRANSACTIONS

The Purchaser paid various expenses of the Company through its own corporation. Those expenses amounted to $15,565 and included commissions and office expenses. This amount is included as due to related party on the accompanying financial statements.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) capital requirements for broker-dealers, which requires a minimum of $5,000 or 6 2/3% of its aggregate indebtedness ($5,370 at June 30, 2008), whichever is greater. Therefore, the Company was required to maintain a minimum net capital of $5,370 at June 30, 2008. At June 30, 2008, the Company had net capital of $5,548 and an excess of net capital of $178 (net capital minus minimum net capital).

The aggregate indebtedness to net capital percentage was 1452% vs. an allowable percentage of not greater than 1500% at June 30, 2008.

4. PROPERTY AND EQUIPMENT

Property and equipment was distributed to the Selling Shareholders at May 31, 2008 and amounted to a net book value of $7,025, which has been treated as a non-cash distribution to shareholders.

Depreciation expense recorded during the year ended June 30, 2008 was $3,467.

5. INCOME TAXES

The Company had a net loss of $8,116 for the year ended June 30, 2008 and therefore, the Company had no income tax obligations for the year ended June 30, 2008. The net loss of $8,116 provides a potential carry back against prior year taxes paid. Any tax carry forwards for future years may be severely limited due to the change of ownership if the Company were to commence operations again or be sold.

6. COMMITMENTS

The Company leased office space under a three year operating lease, which terminated on December 31, 2007. Management continued occupancy of the leased space through February 29, 2008 on a month-to-month basis and vacated on that date. There are no further obligations under the lease. During the period between March 1, 2008 and June 30, 2008 the Company occupied space in the Purchaser's facility. No rent was charged for the space.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transaction by the Clearing Broker. The Clearing Broker maintains a clearing deposit established by the Company of approximately $15,000, which is available to offset the Clearing Broker's losses. The Seller agreed to leave the clearing deposit in the Company through June 30, 2008. The clearing deposit has been treated as a payable to the Seller and a dividend distribution.

Additionally, cash and securities have been maintained by the Clearing Broker. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2008

Computation of basic net capital requirements:	
Total stockholders' equity qualified for net capital	$ 5,548
Total non-allowable assets	-
Haircuts	-
Net capital	5,548
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($5,370) Minimum dollar net capital requirement for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	5,370
Net capital in excess of required minimum	$ 178
Excess net capital at 1000%	$ (2,505)
Reconciliation:	
Net capital, per pages 9-10 of the June 30, 2008, unaudited Focus Report, as filed	$ 70,252
Audit adjustments:	
Adjustment for transaction with Clearing Agent that was posted twice	(46,557)
Net distribution of property and equipment to Seller	(7,025)
Distribution payable to Seller for clearing deposit	(15,409)
Miscellaneous expense reductions	4,287
Net capital, per June 30, 2008, audited report, as filed.	$ 5,548

The accompanying report and notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
COMPUTATION AND RECONCILIATION AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2008

Aggregate indebtedness:		
Due to clearing broker	$	46,557
Due to seller		15,409
Accounts payable and accrued expenses		3,000
Due to related party		15,565
Total aggregate indebtedness	$	80,531
Percentage of aggregate indebtedness to net capital		1452%

The accompanying report and notes are an integral part of these financial statements.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholder and Management
CS Capital Strategies Financial Group, Inc.

In planning and performing our audit of the financial statements of CS Capital Strategies Financial Group, Inc. (the "Company") for the year ended June 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

August 27, 2008

END